UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

86272T106

(CUSIP Number)

Anthony R. Manno, Jr.

Security Capital Research & Management Incorporated

10 South Dearborn Street, Suite 1400

Chicago, Illinois 60603

(312) 385-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Research & Management Incorporated (FEIN 36-4130398)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,708,250
8. Shared Voting Power 0
9. Sole Dispositive Power 5,757,200
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,757,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IA

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SCHEDULE 13D

CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Preferred Growth Incorporated (FEIN 36-4128122)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,517,900
8. Shared Voting Power 0
9. Sole Dispositive Power 3,517,900
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,517,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) CO

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This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed on November 21, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on June 17, 2009. Unless otherwise indicated, all capitalized terms in this Amendment No. 2 have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 2 amends the Schedule 13D to include the information set forth below.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of June 19, 2009, SCR&M beneficially owned 5,757,200 shares of Common Stock (approximately 7.7% of the outstanding shares of Common Stock). SCR&M has the sole power to vote 4,708,250 shares, and the sole power to dispose 5,757,200 shares. It does not have voting power over 1,048,950 shares. As of June 19, 2009, SCPG beneficially owned 3,517,900 shares of Common Stock (approximately 4.7% of the outstanding shares of Common Stock). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(c) The transactions by SCR&M and SCPG in shares of Common Stock during the past 60 days are described in Appendix B.

(d) SCR&M is an investment adviser which has, pursuant to investment advisory contracts, invested in the shares of Common Stock on behalf of its clients who are entitled to receive, or have the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Common Stock. SCR&M beneficially owns 3,517,900 shares of Common Stock on behalf of SCPG (approximately 4.7% of the outstanding shares of Common Stock as of June 19, 2009). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 22, 2009

Security Capital Research & Management Incorporated

By: /s/ Anthony R. Manno Jr.

Name: Anthony R. Manno Jr.

Title: Chief Executive Officer, President and Director

Security Capital Preferred Growth Incorporated

By: /s/ Michael J. Heller

Name: Michael J. Heller

Title: Vice President and Treasurer

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APPENDIX B

TRANSACTIONS IN SHARES OF COMMON STOCK OF THE COMPANY

DURING THE PAST 60 DAYS

Each of the transactions identified below was conducted on behalf of its clients in accordance with their respective investment advisory contracts. All of the transactions were conducted on the New York Stock Exchange [through electronic communications networks]. If only one trade occurred on a day, the price per share is reflected in the Weighted Average Price column.

Transaction Date	Transaction	Number of Shares	High	Low	Weighted Average Price
6/17/09	Sale	1,125,000	$1.25	$1.165	$1.2069
6/18/09	Sale	490,000	$1.20	$1.15	$1.1751
6/19/09	Sale	1,257,000	$1.20	$1.13	$1.1552

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